A2Z Smart Technologies Corp.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

(Unaudited)
(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

(Unaudited)
(Expressed in US Dollars)

INDEX

	Page
Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Profit and Loss and Comprehensive Income	4
Condensed Consolidated Interim Statements of Changes in Equity (Deficiency)	5
Condensed Consolidated Statements of Cash Flows	6
Notes to the Condensed Consolidated Interim Financial Statements	7 - 18

A2Z TSMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Expressed in Thousands of US Dollars, except per share data)

	June 30 2021	December 31 2020
ASSETS		
Current assets		
Cash and cash equivalents	$ 9,355	$ 5,397
Cash restricted	189	192
Inventories	472	19
Trade receivables	1,455	196
Other accounts receivable	584	353
Total current assets	12,055	6,157
Intangible asset - patent, net	2,178	2,239
Property, plant and equipment, net	980	456
Total non-current assets	3,158	2,695
Total Assets	$ 15,213	$ 8,852
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short term loan and current portion of long term loans	$ 227	$ 358
Lease liability	124	21
Trade payables	369	541
Other accounts payable	398	376
Total current liabilities	1,118	1,296
Lease liability	188	-
Long term loans	662	666
Warrant Liability *(Note 5)*	247	8,676
Severance payment, net	170	187
Total non-current liabilities	1,267	9,529
Total liabilities	2,385	10,825
Shareholders' equity (deficit) ***(note 6)***		
Share capital and additional paid in capital	14,828	10,445
Warrant Reserve	44,037	-
Accumulated other comprehensive income	(809)	(1,339)
Non-controlling interest	483	520
Accumulated deficit	(45,711)	(11,599)
Total shareholders' equity (deficit)	12,828	(1,973)
Total liabilities and shareholders' equity	$ 15,213	$ 8,852

Approved and authorized by the Board on August 30, 2021:

"Vered Lotan"
Vered Lotan, Director

"Joseph Bentsur"
Joseph Bentsur, President and Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

A2Z SMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT AND LOSS AND COMPREHENSIVE INCOME
(Unaudited)
(Expressed in Thousands of Canadian Dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,	
	2021	**2020**	**2021**	**2020**
Revenues *(note 8)*	$ **1,404**	$ 233	$ **1,920**	$ 524
Cost of revenues	**503**	187	**744**	379
Gross profit	**901**	46	**1,176**	145
Expenses:				
Research and development costs	**153**	34	**417**	81
Sales and marketing costs	**133**	74	**276**	324
General and administration expenses	**1,690**	374	**3,067**	784
Operating loss	**(1,075)**	(436)	**(2,584)**	(1,044)
Loss (gain) on revaluation of warrant liability *(note 5)*	**3,451**	(52)	**31,554**	(185)
Financial income	**(76)**	(46)	**(76)**	(69)
Financial expense	**60**	11	**87**	30
Loss before taxes on income	**(4,510)**	(349)	**(34,149)**	(820)
Income tax benefit (expense)	**-**	(2)	**-**	1
Loss for the period	**(4,510)**	(351)	**(34,149)**	(819)
Other comprehensive income				
Item that will not be reclassified to profit or loss:				
Adjustments arising from translating financial statements of foreign operations	**660**	101	**530**	91
Other comprehensive income	**660**	101	**530**	91
Net loss and comprehensive loss for the period	$ **(3,850)**	$ (250)	$ **(33,619)**	$ (728)
Less: Net profit (loss) attributable to non-controlling shareholders	**8**	-	**(37)**	-
Net loss attributable to A2Z's shareholders	**(4,518)**	$ (250)	**(34,112)**	(728)
Basic loss per share	$ **(0.20)**	$ (0.02)	$ **(1.51)**	$ 0.06
Weighted average number of shares outstanding	**22,884,403**	16,177,268	**22,557,588**	16,064,662

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

A2Z SMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Unaudited)
(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital		Warrant reserve	Accumulated Other Comprehensive Income	Accumulated deficit	-Non controlling interest	Total Equity of shareholders of the Company (Deficiency)
	Number of shares	Additional paid in capital					
Balance - January 1, 2020	**15,692,097**	**$ 6,555**	**$ -**	**$ (70)**	**$ (5,678)**	**$ 552**	**$ 1,359**
Net loss for the period	-	-	-	-	(819)	-	**(819)**
Adjustments arising from translating financial statements of foreign operations	-	-	-	91	-	-	**91**
Net comprehensive loss for the period	-	-		91	(819)	-	**(728)**
Exercise of stock options	47,619	15	-	-	-	-	**15**
Issuance of shares in private placement, net	277,779	163	-	-	-	-	**163**
Issuance of shares for services	30,831	50	-	-	-	-	**50**
Exercise of stock options	75,000	23	-	-	-	-	**23**
Issuance of shares, net	76,701	71	-	-	-	-	**71**
Issuance of stock options for services	-	28	-	-	-	-	**28**
Balance - June 30, 2020	**16,200,027**	**6,905**	-	**21**	**(6,497)**	**552**	**981**
Balance - December 31, 2020 (audited)	**22,219,910**	**$ 10,445**	**$ -**	**$ (1,339)**	**$ (11,599)**	**$ 520**	**$ (1,973)**
Net loss for the period	-	-	-	-	(34,112)	(37)	(34,149)
Remeasurement loss from defined benefit plans							-
Adjustments arising from translating financial statements of foreign operations	-	-	-	530	-	-	530
Net comprehensive loss for the period	-	-	-	530	(34,112)	(37)	(33,619)
Reclassification of warrant liability		141	35,310	-	-	-	35,451
Issuance of shares in private placement, net (note 6(a))	1,305,662	3,572	-	-	-	-	3,572
Exercise of warrants (note 6(b))	95,000	196	-	-	-	-	196
Reclassification of warrant liability	-	-	6,846	-	-	-	6,846
Reclassification of warrant liability	-	-	1,882	-	-	-	1,882
Exercise of options (note 6(c))	101,190	76	-	-	-	-	76
Stock based compensation (note 7b(iii))		397	-	-	-	-	397
Balance - June 30, 2021	**23,721,762**	**14,828**	**44,037**	**(809)**	**(45,711)**	**483**	**12,828**

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

A2Z SMART TECHNOLOGIES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Thousands of US Dollars, except per share data)

	Six months ended June 30	
	2021	2020
Cash flows from operating activities		
Net loss for the period	$ (34,149)	$ (819)
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortization and depreciation	97	158
Share based compensation	397	-
Loss on revaluation of warrant liability	31,554	(185)
Decrease in lease liability	-	-
Decrease in severance liability	(17)	-
Change in inventory	(453)	-
Decrease in (increase) in trade receivables	(1,259)	7
Decrease (increase) in other account receivables	(231)	174
Accrued interest on long term loans	-	22
Changes in deferred taxes	-	-
Decrease in accounts payable	(172)	(56)
Increase (decrease) in other accounts payable	22	(130)
	(4,211)	(829)
Cash flows from investing activities		
Restricted deposits	3	-
Purchase of property, plant and equipment	(215)	-
	(212)	-
Cash flows from financing activities		
Issuance of shares and warrants, net	8,358	448
Exercise of options	76	38
Exercise of warrants	196	-
Lease payments	(54)	(26)
Repayment of loans	(245)	(200)
Proceeds from receipt of loans	110	208
	8,441	468
Increase (decrease) in cash and cash equivalents	4,018	(361)
Effect of changes in foreign exchange rates	(60)	135
Cash at beginning of period	5,397	289
Cash at end of period	$ 9,355	$ 63
Interest paid during the period	26	9
Taxes paid during the period	-	-
APPENDIX A: NON-CASH ACTIVITIES		
Reclassification of warrant liability to warrant reserve	42,155	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(Expressed in thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the "Company" or "A2ZST") was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company's principal activities are the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets, including the development of a capsule that can be placed in a fuel tank to prevent gas tank explosions as detailed below.

The Company owns 79.49% of the common shares of Cust2Mate Ltd ("Cust2Mate") ,a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The company's primary product is the Cust2Mate system which incorporates a "smart cart," enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products to Cust2mate; one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. The Cust2Mate product is being markets throughout the world, with pilots in North and South America and the Middle East.

COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company's ability to conduct its business effectively, including, but not limited to, adverse effects relating to employees' welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company's work in Israel is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company does not expect any impact on Cust2Mate's business activities. However, given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company's business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company's products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

(Expressed in thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company are for the six months ended June 30, 2021 and presented in US dollars, which is the presentation and functional currency of the Company. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 "Interim Financial Reporting". They do not include all the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2020.

The policies applied in these condensed consolidated interim financial statements are based on IFRS effective as of June 30, 2021.

These condensed consolidated interim financial statements were authorized for issue by the Company's board of directors on August 30, 2021.

Basis of Consolidation

The Financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

Estimates and assumptions

The preparation of the condensed interim financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

NOTE 3 – WARRANT LIABILITY

January 2020 Warrants

Certain warrants issued in January 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company .e. New Israeli Shekels (NIS)These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of June 30, 2021, the warrant liability was $2,129 and the Company recorded a loss on the revaluation of the total warrant liability for the six months ended June 30, 2021 of $1,934 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 138% using the historical prices of the Company, risk-free interest rate of 0.461%, expected life of 0.59 years and share price of $11.91.

(Expressed in thousands of US Dollars, except per share data)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

Hereinafter is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2020	$	-
Issuance at January 30, 2020		214
Revaluation at December 31,2020		71
Balance at December 31, 2020		285
Warrants exercised		(89)
Revaluation at March 31, 2021		1,414
Balance at March 31, 2021		1,610
Revaluation at June 30 ,2021		519
Reclassification to Additional Paid-In Capital	$	(2,129)
Balance at June 30, 2021	$	-

November 2020 and December 2020 Warrants

Certain warrants issued in November and December 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company .e. New Israeli Shekels (NIS)These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of June 30, 2021, the warrant liability was $35,175 and the Company recorded a loss on the revaluation of the total warrant liability for the three months ended March 31, 2021 of $26,813 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 79% using the historical prices of the Company, risk-free interest rate of 1.002%, expected life of 4.63 years and share price of $9.30.

On March 31, 2021, warrant holders, owning 5,816,785 warrants, exercisable at CAD$2.70, and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels (based on a NIS 2.65 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity ($35,204). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

Hereinafter is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2020	$	-
Issuance at November 16, 2020		3,537
Issuance at December 29, 2020		1,698
Revaluation at December 31,2020		3,156
Balance at December 31, 2020		8,391
Reclassification to Additional Paid-In Capital		(142)
Revaluation at March 31,2020		26,813
Reclassification to Warrant Reserve		(35,310)
Balance at March 31, 2021	$	247
Balance at June 30, 2021	$	247

(Expressed in thousands of US Dollars, except per share data)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

April and May 2021 warrants (see note 6)

Certain warrants were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company New Israeli Shekels (NIS), these warrants were recorded at their fair value at June 30, 2021, as a derivative liability.

As of June 30, 2021, the warrant liability was $7,093 and the Company recorded a loss on the revaluation of the total warrant liability for the six months ended June 30, 2021 of $2,173 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 111% using the historical prices of the Company, risk-free interest rate of 0.41%, expected life of 1.79 years and share price of $11.91.

On June 30, 2021, warrant holders, owning 583,703 warrants, exercisable at CAD$11.04, and the Company, agreed that the exercise price of CAD$11.04 would be payable in NIS (based on a NIS 2.63 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants, as equity ($6,240). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

Hereinafter is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2021	$	-
Issuance at June 4, 2021		4,786
Revaluation at June 30 ,2020		2,307
Reclassification to Warrant Reserve		(7,093)
Balance at June 30, 2021		-

NOTE 4 - SHAREHOLDERS EQUITY

a) The authorized share capital consists of an unlimited number of common shares with no par value.

Retroactive Adjustment for Reverse Stock Split

On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the "Reverse Split"). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed consolidated interim financial statements for all periods presented.

b) On June 4, 2021 the Company completed two private placements (collectively, the "Offering"). The Offering resulted in the issuance of an aggregate of 1,305,662 units at a price of CAD$8.16 per Unit, for gross proceeds of $8.59 million (CAD$10.65 million). Each Unit is composed of one common share of the Company and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at CAD$11.04 per warrant. 221,100 Warrants expire on April 14, 2023 and 1,084,562 Warrants expire on May 28, 2023. A finder's fee of $466 (CAD$578) was paid in connection with the Offering.

The fair value of the warrants granted was $4.92 million and was classified as a liability. The Company accounted for the remaining $3.2 million as additional paid in capital and share issue expenses.

c) During March and April 2021, the Company issued 95,000 shares in respect of 95,000 warrants that were exercised (note 7 (a) (ii) and (iii)).

d) During the six months ended June 30, 2021, the Company issued 101,190 shares in respect of 101,190 stock options that were exercised (note 7 (b)).

(Expressed in thousands of US Dollars, except per share data)

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i) Warrant transactions for the six months ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

	Number	Weighted Average Exercise Price (CAD)
Balance, January 1, 2020	1,277,465	$ 1.14
Exercise of warrants	(182,143)	$ 1.14
Warrants issued in the January 2020 Private Placement	277,779	$ 1.95
Warrants issued in the November 2020 Private Placement	4,450,153	$ 2.70
Warrants issued in the December 2020 Private Placement	1,366,631	$ 2.70
Finders' Fee Warrants	100,000	$ 2.70
Balance, December 31, 2020	7,289,885	$ 2.43
Exercise of warrants (ii)	(15,000)	$ 1.95
Exercise of warrants (iii)	(80,000)	$ 2.70
Warrants issued in the April 2021 Private Placement (Note 6(a))	221,100	$ 11.04
Warrants issued in the May 2021 Private Placement (Note 6(a))	1,084,562	$ 11.04
Balance, June 30, 2021	8,500,547	$ 3.75

As at June 30, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

June 30, 2021	Date of expiry	Exercise price (CAD)
1,095,322	December 31, 2021	$ (*) 1.14
262,779	January 30, 2022	$ 1.95
4,370,153	November 10, 2025	$ (**) 2.70
1,366,631	December 24, 2025	$ (**) 2.70
100,000	December 24, 2025	$ 2.70
221,100	April 14, 2023	$ 11.04
1,084,562	May 28, 2023	$ 11.04
8,500,547		

(*) The exercise price is NIS 2.52 per warrant.

(**) The exercise price is NIS 7.1418 per warrant

(ii) On March 3, 2021, 15,000 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $29 (note 6(b)).

(iii) On April 23, 2021, 240,000 warrants with an exercise price of CAD$2.70 were exercised for gross proceeds of $216 (note 6(b)).

(Expressed in thousands of US Dollars, except per share data)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options

Stock option transactions for the three months ended June 30, 2021 and for the year ending December 31, 2020 are as follows:

	Number	Weighted Average Exercise Price (CAD)
Balance January 1, 2020	182,909	**0.42**
Options granted	100,000	2.40
Options granted	613,333	1.50
Options granted	116,667	2.25
Exercise of options	(767)	1.14
Exercise of agent's options	(47,619)	0.42
Exercise of options	(75,000)	0.42
Balance December 31, 2020	889,524	**1.62**
Options granted (i)	33,333	3.00
Options granted (ii)	116,667	3.00
Options granted (iii)	50,000	8.40
Exercise of options (note 6(c))	(59,524)	0.42
Exercise of options (note 6(c))	(33,333)	1.50
Exercise of options (note 6(c))	(8,333)	2.25
Balance June 30, 2021	988,333	**1.83**

(i) On January 28, 2021, 33,333 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on January 28, 2025. The fair value of the options granted was estimated at CAD$90 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 4 years; Volatility 209%; Risk-free interest rate 0.30%; Dividend yield 0%.

(ii) On January 28, 2021, 116,667 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on December 31, 2021. The fair value of the options granted was estimated at CAD$191 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 0.92 years; Volatility 173%; Risk-free interest rate 0.11%; Dividend yield 0%.

(iii) On June 3, 2021, 50,000 stock options were issued to a consultant with an exercise price of CAD$8.40. The options expire on June 3, 2026. The fair value of the options granted was estimated at CAD$445 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$9.18; Expected option life 5 years; Volatility 191%; Risk-free interest rate 0.93%; Dividend yield 0%.

(Expressed in thousands of US Dollars, except per share data)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options

(iv) As at June 30, 2021, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of June 30, 2021	Exercisable as of June 30, 2021	Date of expiry	Exercise price (CAD)	
100,000	100,000	January 23, 2023	$	2.40
580,000	331,667	August 20, 2025	$	1.50
108,333	66,667	September 1, 2025	$	2.25
33,333	11,111	January 28, 2025	$	3.00
116,667	116,667	December 31, 2021	$	3.00
50,000	16,667	June3, 2026	$	8.40
988,333	642,778			

(v) Share-based compensation expense is recognized over the vesting period of options. During the six months period ended June 30, 2021, share-based compensation of $341 was recognized charged to the Condensed Consolidated Interim Statement of Loss and Comprehensive Loss (June 30, 2020 – $nil).

NOTE 6 - REVENUES:

Major customers (as percentage of total revenues):

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	%	%
Customer A	32%	69%
Customer B	12%	7%
Customer C	9%	-
Customer D	39%	-
	92%	76%

(Expressed in thousands of US Dollars, except per share data)

NOTE 6 - REVENUES: (CONTINUED)

Revenue streams (as percentage of total revenues):

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
	%	%
Revenues from services	43%	70%
Revenues from leasing	12%	20%
Revenues from maintenance services	6%	10%
Revenues from smart carts project	39%	-
	100%	100%

NOTE 7 - COMMITMENTS

The Company's Israeli subsidiary's fixed assets (motor vehicles) are secured against bank borrowings.

The Company's Israeli subsidiary leases its facility which expires on February 28, 2024. Total lease commitments are approximately $313.

NOTE 8 - FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Fair value

The carrying value of due to/from related parties and accounts payable approximated their fair value because of the relatively short-term nature of these instruments. Cash, which is classified as held for trading and carried at fair value, has been determined using Level 1 inputs.

Foreign exchange risk

The Company's functional currency is the New Israeli Shekel ("NIS") and its reporting currency is the United States dollar. As a result, the Company is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company entered into certain foreign currency hedge contracts to protect against currency fluctuation between the Canadian Dollar and the NIS (see note 3).

Credit risk

The Company's cash is largely held in large Israeli financial institutions. The Company does not have any asset-backed commercial paper. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Capital management

The Company defines its capital as shareholders' equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support its operations. The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. As such, the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out its business plan, the Company may need to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

(Expressed in thousands of US Dollars, except per share data)

NOTE 9 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a. Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. ("Advanced Engineering")
b. Retail automation solutions – Smart Carts ("Smart Carts")

	Six Months Ended June 30, 2021		
	Advanced Engineering	Smart Carts	Total
Revenues			
External	$ 1,170	$ 750	$ 1,920
Inter-segment	-	-	-
Total	1,170	750	1,920
Segment loss	2,415	169	2,584
Loss on revaluation of warrant liability			31,554
Finance expense, net			11
Tax expenses			-
Loss			$ 34,149

	Six Months Ended June 30, 2020		
	Advanced Engineering	Smart Carts	Total
Revenues			
External	$ 524	$ -	$ 524
Inter-segment	-	-	-
Total	524	-	524
Segment loss	962	82	1,044
Gain on revaluation of warrant liability			(185)
Finance expense, net			(39)
Tax expenses			(1)
Loss			$ 819

(Expressed in thousands of US Dollars, except per share data)

NOTE 9 - OPERATING SEGMENTS (CONTINUED)

	As at June 30, 2021			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 14,704	$ 509	$ -	$ 15,213
Segment liabilities	$ 1,533	$ 852	$ -	$ 2,385

	As at June 30, 2020			
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$ 9,356	$ 149	$ -	$ 9,505
Segment liabilities	$ 1,112	$ 224	$ -	$ 1,336

NOTE 10 - SUBSEQUENT EVENTS

a) During July 2021, 159,513 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $249.

b) On July 12, 2021, 33,333 stock options with an exercise price of CAD$2.25 were exercised for gross proceeds of $60.

c) On August 10, 2021, 141,011 warrants with an exercise price of CAD$1.95 were exercised for gross proceeds of $249.